Dejour Records Positive Q2-2013 Cash Flow from Operations with 43% Revenue Increase

Initiates Production at Flagship Kokopelli NG&L Project

Vancouver, BC, August 14, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, has released its financial and operating results for the three and six months ended June 30, 2013. Summary of results are as follows:

	Three months ended June 30,			Six months ended June 30,
(in thousands of Canadian dollars, unless otherwise indicated)	2013	2012	Change	2013	2012	Change
	$	$		$	$
Revenue, before royalties	2,526	1,771	43%	4,564	3,699	23%

Income (loss)	(1,075)	(581)	85%	(2,285)	(934)	145%
Basic and fully diluted ($/common share)	(0.007)	(0.004)	75%	(0.015)	(0.007)	114%
Cash flow from operating activities	522	(727)	172%	695	(2,362)	129%

Capital expenditures, net of dispositions	407	1,022	-60%	583	2,182	-73%

Total assets	27,377	31,054	-12%	27,377	31,054	-12%
Bank debt, net of working capital	6,412	4,109	56%	6,412	4,109	56%
Shareholders’ equity	9,128	20,757	-56%	9,128	20,757	-56%

Weighted average common shares outstanding (thousands)
Basic	148,916	136,165	9%	148,916	133,110	12%
Diluted	148,916	136,165	9%	148,916	133,110	12%

CONSOLIDATED FINANCIAL STATEMENTS

Dejour’s audited consolidated financial statements and related notes for the three and six months ended June 30, 2013 will be available to the public on SEDAR @ www.sedar.com, EDGAR @ www.sec.gov and will also be posted on the Company’s website at www.dejour.com on August 14, 2013.

Dejour’s operating results for the three and six months ended June 30, 2013 are summarized in the table below:

	Three months ended June 30,			Six months ended June 30,
	2013	2012	Change	2013	2012	Change

Production
Oil and natural gas liquids (bbls/d)	282	215	31%	257	210	22%
Natural gas (mcf/d)	843	1,146	-26%	864	1,209	-29%
Combined (BOE/d)	422	406	4%	401	411	-2%

Realized sales prices
Oil and natural gas liquids ($/bbl)	86.66	78.85	10%	84.99	83.53	2%
Natural gas ($/mcf)	3.98	2.16	84%	3.92	2.32	69%

Operating netbacks ($/BOE)
Oil and gas revenue	65.76	47.88	37%	62.90	49.43	27%
Royalties	(12.88)	(7.86)	64%	(12.02)	(8.30)	45%
Operating and transportation expense	(19.94)	(22.72)	-12%	(23.11)	(23.95)	-4%
Operating netback	32.94	17.30	90%	27.77	17.18	62%

Undeveloped land
Gross acres	134,932	212,429	-36%	134,932	212,429	-36%
Net acres	102,549	103,020	0%	102,549	103,020	0%

PRESIDENT’S MESSAGE

Dejour is pleased to report the results of operations to shareholders for the second quarter of 2013.

During the quarter we:

1.	Completed the drilling of three new wells to the Williams Fork formulation at Kokopelli in the eastern portion of the Piceance Basin of Colorado;

2.	Increased production at the Drake/Woodrush Halfway “E” Pool north of Fort St. John, British Columbia to an average of 422 BOEPD consisting of 282 BOPD of oil and 843 Mcf/d of gas. Current quarter’s oil production (BOPD) exceeded Q1 2012 production by 31%, a result of better operating efficiency at Drake/Woodrush and achieving “peak production” from the existing oil pool through implementation of a water flood;

3.	Closed a $3.5 million loan facility with a Canadian institutional lender and applied $1.65 million of the net proceeds to repay an amount owing to the Company’s Canadian bank.

Revenue increased 43% from $1.8 million in Q2 2012 to $2.5 million for the three months ended June 30, 2013. This increase was primarily attributable to higher combined average realized prices and an increase in oil production during the current quarter compared with Q2 2012. The Company incurred a loss of $1.1 million during Q2 2013 of which $978,000 was represented by non-cash expense amounts such as amortization, depletion, and stock based compensation.

During Q2 2013, the Company generated $522,000 in cash flow from operating activities compared with a deficiency of $727,000 for the comparable period ended June 30, 2012. For the six months ended June 30, 2013, cash flow from operating activities was $695,000 compared with a deficiency of $2,362,000 for the six months ended June 30, 2012.

Subsequent to June 30, 2013, the four wells drilled and completed in a joint venture with a U.S. drilling fund at Kokopelli were fracked and turned into the gas sales line. Cumulative IP rates will be made available for all four wells when the wells have substantially cleaned up. The Company has working interests ~20% BPO and ~35% APO in the four wells, with a continuing 71.5% WI in the balance of the acreage.

Colorado – The Evolution of the Mancos/Niobrara Shale Resource Play – Part III

In news releases dated March 28, 2013 and May 15, 2013, Dejour reported that a major U.S. exploration company drilled a Mancos/Niobrara shale discovery well at a vertical depth of about 10,200 ft. (with a horizontal leg of about 4,600 ft.) mid-way between our Grand Valley (Roan Creek) and Kokopelli leasehold interest in the Piceance Basin of Colorado. The company has announced publicly the discovery, extrapolated over its 180,000 acres in the Piceance Basin, could mean as much as 20-30 Tcf in recoverable natural gas reserves.

Dejour has approximately 12,000 net acres with “Niobrara/Mancos Shale” potential in Garfield County. Since the major U.S. exploration company’s announcement of its discovery well, Dejour has added additional geophysical and geological staff and other resources to further our study of the Mancos/Niobrara potential on these lands.

Although the capital cost to drill these “shale” wells is considerably higher than conventional Williams Fork wells, the increased economics far outweigh the increase in costs. As a result, Dejour has concluded that there is a high probability the Mancos/Niobrara will be prevalent in the Kokopelli area of the eastern Piceance Basin in commercial quantities. Accordingly, the Company has initiated plans to build another drilling pad at Kokopelli specifically designed to accommodate deeper wells with a horizontal leg.

Dejour management fully expects this exciting shale play to become the focus of the Company’s growth effort through 2014 as we de-risk this development and build the economies of the Kokopelli project. We look forward to reporting to shareholders as our financing, exploration, and development plans evolve from the planning to the execution stages.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin and environs (approximately 117,500 net acres) and Peace River Arch regions (approximately 7,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward- looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil. The term “BOE” may be misleading if used in isolation. A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Craig Allison
598 – 999 Canada Place,	Investor Relations – New York
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050; Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Follow Dejour Energy’s latest developments on:

Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy